Exhibit 99.1

INTER-OFFICE MEMO

To:	Shareholders of PCL Employees Holdings Ltd.

From:	Ross Grieve

Date:	December 2009

Re:	Fiscal 2009 Financial Performance

Strictly Confidential

To assist you in your short term financial planning, we expect dividends paid in February 2010 will be in the range of $9.00 Canadian per share.

The final effect of our 2009 earnings on share value and dividends will not be finally determined until late January 2010.

There is an ongoing need to balance the equity in our company, through retention of earnings and selling of new shares to existing and new shareholders, with the optimum amount of capital required to run the business. As such, the amount of earnings retained in the company and the size of the annual offering of shares to employee shareholders may be adjusted from previous levels to accomplish this goal.

The earnings of your company have been extraordinary in the past three or four years, and remarkably, the good carryover and new work we performed in 2009 yielded results that exceeded our expectations. Our new work securement in 2009 was down significantly from years prior and along with lower fee expectations due to increased competition, we forecast earning reductions for the next two or three years.

If you are using bank financing to purchase PCL Employees Holdings Ltd. shares, you are likely to see a continued tight credit market.

Please consider these factors in your personal financial planning.

Yours truly,

/s/ ROSS A. GRIEVE

Ross Grieve

Executive Chairman

PCL Employees Holdings Ltd.